

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Andrew Milgram
Chief Executive Officer
Marblegate Acquisition Corp.
411 Theodore Fremd Avenue Suite 206S
Rye, NY 10580

Marblegate Acquisition Corp.

> **Re: Marblegate Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 1, 2023**
> **File No. 001-40862**

Dear Andrew Milgram:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brandon Bortner